FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934

For the period November 7, 2006

Commission File Number: 0-28542

                             ICTS International N.V.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Biesbosch 225, 1181 JC 1185 ZH Amstelveen, The Netherlands
           ----------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______ ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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Item 4.01 Changes in Registrant's certifying Accountants.

On November 3, 2006 Goldstein, Golub Kessler, LLP ("GGK") notified ICTS International, N.V. (the "Company") that it has resigned as auditors for the Company. GGK had been engaged as the Company's principal independent accountants having reported on the Company's financial statements during each of the two year periods ended December 31, 2005. Their report did not contain an adverse opinion or a disclaimer opinion, nor were such reports qualified except that the reports contained emphasis of matters regarding uncertainty as to the Company's ability to continue as a going concern and regarding other uncertainties. During the two year period ended December 31, 2005 the Company did not have any disagreement with GGK on any matter of accounting principles or practice or financial statement disclosure or auditing scope of procedures, which disagreement, if not resolved to the satisfaction of GGK would have cause it to make a reference to the subject matter of the disagreement in connection with its reports.

The Company has requested that GGK furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. The Company has provided GGK with a copy of the report and a copy of GGK's response is attached as Exhibit 16.

The audit committee is starting the interview process to retain new independent auditors for the Company.

Item 9.01 Financial Statement and Exhibits

      (d)   Exhibits

            Exhibits No.      Description
            ------------      -----------
                16            Letter from GGK on change of independent auditors.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ICTS INTERNATIONAL N.V.

                                              By: /s/ Avraham Dan
                                                  ------------------------------
                                                  Avraham Dan, Managing Director

Dated: November 7, 2006